Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280297

Prospectus Supplement
(To Prospectus Dated October 8, 2024)

CAPTIVISION INC.

Up to 30,301,058 Ordinary Shares

This Prospectus Supplement amends and supplements information contained in that certain Prospectus, dated October 8, 2024 (the “Prospectus”), relating to the resale from time to time of up to 30,301,058 ordinary shares, par value $0.0001 (“Ordinary Shares”), of Captivision Inc. by New Circle Principal Investments LLC, a Delaware limited liability company (“New Circle”) and Cohen and Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”). The Ordinary Shares included in the Prospectus consist of Ordinary Shares that we have issued or that we may, in our discretion, elect to issue and sell to New Circle from time to time after the date of the Prospectus pursuant to a share purchase agreement we entered into with New Circle on June 12, 2024 (the “Purchase Agreement”), in which New Circle has committed to purchase from us, at our discretion, up to $30,000,000 of Ordinary Shares, subject to the terms and conditions specified in the Purchase Agreement. In addition, the shares included in the Prospectus include 151,058 Ordinary Shares that we issued to New Circle as consideration for its commitment to purchase our Ordinary Shares pursuant to the Purchase Agreement (the “Commitment Shares”) and 150,000 Ordinary Shares that we issued to CCM in consideration for its role as placement agent in connection with the financing. The Company will not receive any proceeds from the sale of Ordinary Shares by the Selling Holders.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement but not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Form 6-K filed with the Securities and Exchange Commission on March 18, 2025, which is set forth below.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 18, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of Director

Effective March 17, 2025, the Board of Directors (the “Board”) of Captivision Inc. (the “Company”) appointed Richard Clark to the Board as a director of the Company, Chair of the Board’s Compensation Committee and member of the Board’s Nominating & Corporate Governance Committee.

Richard Clark, age 66, has nearly four decades of real estate, M&A and capital markets experience. Mr. Clark currently serves as the Co-Founder and Managing Partner of Burnside Investments, a private investment company, and as Co-Founder and Managing Partner of WatermanClark, a real estate investment and operating company. Since April 2024, he has also served as a member of the board of directors at Macy’s Inc. Prior to co-founding WatermanClark, Mr. Clark spent three decades at Brookfield Corp. and its predecessors where he served in a variety of leadership roles, including Chairman and Chief Executive Officer of Brookfield Property Group, Brookfield Property Partners and Brookfield Office Properties. Since 2017, Mr. Clark has served as Chairman of the Alliance for Downtown New York and the Downtown-Lower Manhattan Association. Mr. Clark received a Bachelor of Science from Indiana University of Pennsylvania. Mr. Clark is well-qualified to serve as a director due to his extensive business, investment, and financial experience.

The Company also entered into an indemnity agreement with Mr. Clark in the same form as its standard form of indemnification agreement with its other directors.

There are no family relationships between Mr. Clark and any director or executive officer of the Company, and he was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Mr. Clark has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

On March 18, 2025, the Company issued a press release announcing the appointment of Mr. Clark as a member of the Board, Chair of the Compensation Committee and member of the Board’s Nominating & Corporate Governance Committee. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Captivision Inc., dated March 18, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: March 18, 2025

Exhibit 99.1

Captivision Appoints Ric Clark to Board of Directors

Appointment Marks Second Experienced Addition to the Board of Directors Within a Month

MIAMI, March 18, 2025 (GLOBE NEWSWIRE) – Captivision Inc. (“Captivision” or the “Company”) (NASDAQ: CAPT), a pioneering manufacturer and global LED solution provider, today announced the appointment of Richard “Ric” Clark to its Board of Directors, effective immediately. Mr. Clark will serve as Chair of the Company’s Compensation Committee and also join the Nominating and Corporate Governance Committee, bringing decades of executive leadership and corporate governance expertise to the Company.

Mr. Clark has nearly four decades of real estate, M&A and capital markets experience. He is founder of Burnside Investments, a private investment company, co-founder of WatermanClark, a real estate investment partnership, and a board member of public and private companies in industries including retail, sports and entertainment. Previously, he spent three decades at Brookfield Corp. and its predecessors, serving in various leadership roles, including Chairman and Chief Executive Officer of Brookfield Property Group, Brookfield Property Partners and Brookfield Office Properties. Under his leadership, Brookfield’s real estate group grew its assets under management from $5 billion to more than $200 billion and expanded globally across the property spectrum.

"We are delighted to welcome Ric to Captivision's Board of Directors," said Gary Garrabrant, Chairman and CEO of Captivision. "Ric brings an unparalleled experience building and leading one of the world’s largest and most respected real estate companies. His accomplishments as an entrepreneur are equally distinguished as well as his relationships with decision makers globally."

Mr. Clark holds a Bachelor of Science from Indiana University of Pennsylvania.

About Captivision

Captivision is a pioneering manufacturer of media glass, combining IT building material and architectural glass. The product has a boundless array of applications including entertainment media, information media, cultural and artistic content as well as marketing use cases. Captivision can transform any glass façade into a transparent media screen with real time live stream capability. Captivision is fast becoming a solution provider across the LED product spectrum.

Captivision’s media glass and solutions have been implemented in hundreds of locations globally across sports stadiums, entertainment venues, casinos and hotels, convention centers, office and retail properties and airports. Learn more at http://www.captivision.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies, or expectations for the Company’s respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts, and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “believe”, “can”, “continue”, “expect”, “forecast”, “may”, “plan”, “project”, “should”, “will” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for the Company’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of the Company to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of the Company to execute its international expansion strategy; (7) the ability of the Company to protect its intellectual property rights; (8) the profitability of the Company’s larger projects, which are subject to protracted sales cycles; (9) whether the raw materials, components, finished goods, and services used by the Company to manufacture its products will continue to be available and will not be subject to significant price increases; (10) the IT, vertical real estate, and large format wallscape modified regulatory restrictions or building codes; (11) the ability of the Company’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (12) the future financial performance of the Company; (13) the emergence of new technologies and the response of the Company’s customer base to those technologies; (14) the ability of the Company to retain or recruit, or to effect changes required in, its officers, key employees, or directors; (15) the ability of the Company to comply with laws and regulations applicable to its business; and (16) other risks and uncertainties set forth under the section of the Company’s Annual Report on Form 20-F entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this press release and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers, and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Media Contact:
Gateway Group

Zach Kadletz

+1 949-574-3860

CAPT@gateway-grp.com

Investor Contact:

Gateway Group

Ralf Esper

+1 949-574-3860

CAPT@gateway-grp.com